UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-102)

(Amendment No. 3)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

FAT Brands Inc.

(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

30258N105
(CUSIP Number)

December 31, 2019
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1 (b)

[  ] Rule 13d-1 (c)

[X] Rule 13d-1 (d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30258N105	Schedule 13G	Page 2 of 7 pages

1	NAME OF REPORTING PERSON Fog Cutter Capital Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ X ] Joint Filing
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 9,698,436
	7	SOLE DISPOSITIVE POWER 9,698,436
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,698,436
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 81.6%
12	TYPE OF REPORTING PERSON* CO

CUSIP No. 30258N105	Schedule 13G	Page 3 of 7 pages

1	NAME OF REPORTING PERSON Anthony M.V. Coombs
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ X ] Joint Filing
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 9,698,436
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,698,436
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 81.6%
12	TYPE OF REPORTING PERSON* IN

CUSIP No. 30258N105	Schedule 13G	Page 4 of 7 pages

1	NAME OF REPORTING PERSON Kenneth J. Anderson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ X ] Joint Filing
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 9,698,436
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,698,436
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 81.6%
12	TYPE OF REPORTING PERSON* IN

CUSIP No. 30258N105	Schedule 13G	Page 5 of 7 pages

Item 1.

	(a)	Name of Issuer: FAT Brands Inc.

	(b)	Address of Issuer’s Principal Executive Offices:
9720 Wilshire Blvd., Suite 500
Beverly Hills, CA 90212

Item 2.

	(a)	Name of Person Filing:
(i) Fog Cutter Capital Group, Inc.
(ii) Anthony M.V. Coombs
(iii) Kenneth J. Anderson

	(b)	Address of Principal Business Office or if none, Residence:
9720 Wilshire Blvd., Suite 500
Beverly Hills, CA 90212

	(c)	Citizenship:
(i) Fog Cutter Capital Group, Inc. – Maryland
(ii) Anthony M.V. Coombs – United Kingdom
(iii) Kenneth J. Anderson – United States

	(d)	Title of Class of Securities: Common Stock, $0.0001 par value

	(e)	CUSIP Number: 30258N105

Item 3.		Not Applicable

Item 4.		Ownership.

	(a)	Amount Beneficially Owned: 9,698,436 shares of common stock, including warrants to acquire 19,148 shares of common stock

	(b)	Percent of Class: 81.6%, based on 11,860,299 shares of common stock outstanding as of December 31, 2019 plus warrants to acquire 19,148 shares held by Fog Cutter Capital Group, Inc.

	(c)	Number of shares as to which such person has:

(i) sole power to vote or to direct the vote: 0 shares

(ii) shared power to vote or to direct the vote: 9,698,436 shares

(iii) sole power to dispose or to direct the disposition of: 9,698,436 shares (by Fog Cutter Capital Group, Inc.)

(iv) shared power to dispose or to direct the disposition of: 0 shares

Fog Cutter Capital Group, Inc. (“FCCG”) entered into a Voting Agreement, dated October 20, 2017 (the “Voting Agreement”), with FAT Brands Inc. (the “Issuer”), pursuant to which FCCG agreed, subject to certain conditions, to vote all of its stock in the Issuer at annual and special meetings of stockholders, and any actions taken by written consent of stockholders, in the same proportion as the votes or consents cast by other stockholders of the Issuer on all matters, except matters involving the sale, merger or change of control of the Issuer. FCCG’s obligations under the Voting Agreement are conditioned upon receipt from the U.S. Internal Revenue Service (“IRS”) of a favorable private letter ruling confirming that, for United States federal income tax purposes, the voting arrangement provided in the Voting Agreement will not prevent FCCG from filing consolidated federal income tax returns with the Issuer and its subsidiaries. The voting arrangement under the Voting Agreement will only become effective following FCCG’s receipt of a favorable private letter ruling from the IRS.

CUSIP No. 30258N105	Schedule 13G	Page 6 of 7 pages

Until such time that a favorable private letter ruling is received from the IRS, FCCG has formed a special committee (the “Special Committee”), which has been delegated the authority by the Board of Directors of FCCG to vote all of the voting stock of the Issuer held by FCCG at annual and special meetings of stockholders and any actions taken by written consent of stockholders, except with respect to matters involving the sale, merger or change of control of the Issuer, which will be considered by the entire Board of FCCG. The Special Committee currently includes two members, Mr. Anthony M.V. Coombs and Mr. Kenneth J. Anderson.

Item 5.	Ownership of Five Percent or Less of a Class: Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7.	Identification and Classification of Subsidiary Which Acquired the Securities: Not Applicable

Item 8.	Identification and Classification of Members of the Group: Not Applicable

Item 9.	Notice of Dissolution of Group: Not Applicable

Item 10.	Certifications: Not Applicable

CUSIP No. 30258N105	Schedule 13G	Page 7 of 7 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2020

Fog Cutter Capital Group, Inc.

By:	/s/ Ron Roe
Name:	Ron Roe
Title:	Chief Financial Officer

/s/ Anthony M.V. Coombs
Anthony M.V. Coombs

/s/ Kenneth J. Anderson
Kenneth J. Anderson

Exhibit Number	Exhibit Description
A.	Joint Filing Agreement, dated February 14, 2018 (incorporated by reference to Exhibit 1 to Form 13-G of Fog Cutter Capital Group, Inc. filed on February 14, 2018)

B.	Voting Agreement, dated October 20, 2017, between FAT Brands Inc. and Fog Cutter Capital Group, Inc. (incorporated by reference to Exhibit 10.3 to Form 10-Q of FAT Brands Inc., filed on December 4, 2017).